

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2020

Barry Labinger
Chief Executive Officer
Checkmate Pharmaceuticals, Inc.
245 Main Street, 2nd Floor
Cambridge, MA 02142

> **Re: Checkmate Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 17, 2020**
> **File No. 333-239932**

Dear Mr. Labinger:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed July 17, 2020

Unaudited Interim Condensed Financial Statements
Condensed Balance Sheets, page F-25

1. Please revise the pro forma total for current assets and total assets from $79,604 to $89,604.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ben Marsh